CONTINUATION SHEET

                            EXPLANATION OF RESPONSES

(1) As a result of the issuance of shares of the Issuer's common stock in connection with the effectiveness of the merger on August 6, 2004, which was reported on the Issuer's current report on Form 8-K, the Reporting Person ceased to be a ten percent holder.

(2) The securities to which this report relates are held by S.A.C. Capital Associates, LLC ("Associates"), limited liability companies of which S.A.C. Capital Advisors, LLC ("Advisors") and S.A.C. Capital Management, LLC ("Management") are investment managers. Pursuant to investment agreements, each of Advisors and Management share all investment and voting power with respect to the securities held by Associates. The Reporting Person controls both Advisors and Management. In accordance with Instruction 4(b)(iv) the entire amount of the Issuer's securities held by Associates is reported herein. The Reporting Person disclaims any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.